Exhibit 99.74

RIO ALTO PROVIDES LA ARENA UPDATE -
9,385 OUNCES OF GOLD PRODUCED IN Q1

For Immediate Release	September 14, 2011

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to report that for its first quarter ended August 31, 2011 pre-commercial gold production from the La Arena Gold Oxide Mine was 9,385 ounces of gold. The Company is also pleased to provide an update on activities at La Arena.

Pre-commercial Production

For the June 1 to August 31 period mine production amounted to 1,080,679 tonnes of ore grading 0.55 grams of gold per tonne (“Au g/t”) and waste moved was 916,064 tonnes.

					Waste	Average Ore
	Ore (tonnes)	Au g/t	Au Ozs to Pad	Au Ozs Poured	(tonnes)	Tonnes/Day
June	209,756	0.53	3,574	0	281,731	6,992
July	342,529	0.46	5,044	3,277	300,475	11,049
August	528,394	0.61	10,312	6,108	333,858	17,045

Total/Average	1,080,679	0.55	18,930	9,385	916,064	11,747

Production for Q4, ended May 31, 2011

375,705	0.54	6,555	2,660	533,325	10,100

Mining during the quarter was from the 3586, and 3532 benches (each bench is approximately 6m) of the Calaorco Pit. The average grade of these benches (according to the mine plan used in preparation of the Company’s NI 43-101 La Arena Project, Peru Technical Report with an effective date of July 31, 2010 prepared on behalf of the Company by Coffey ining Pty Ltd (the “Technical Report”) was 0.44 Au g/t. To-date, the ore mined averaged 0.55Au g/t or approximately 125% of the ore reserve grade.

During the quarter the Company sold 6,909 ounces of gold at an average price per ounce of US$1,554 and 1,021 ounces of silver at an average price of US$40.95 per ounce. Deliveries of gold under the Company’s gold prepayment facility amounted to 1,466 ounces in satisfaction of the July through September 2011 delivery requirements.

Current guidance for total gold pro uction during 2011 is 50,000 – 60,000 ounces with 100,000 ounces of gold expected to be pl ced on the pad by December 31.

The Company expects to achieve commercial production at a consistent rate of 24,000 tonnes of ore per day in November.

Mining and Processing

On May 9, 2011, the Company announced its first gold pour of 1,112 ounces of gold. This milestone was achieved less than ten months after the Company received its environmental impact study approval to construct and operate a 24,000 tonnes per day gold oxide mine at La Arena.

Mining at La Arena, from March 2011 to June 2011 was carried out using a temporary, sub-optimal fleet of mining equipment provided by La Arena mining alliance partner, GyM Stracon, while orders for larger equipment were outstanding. In July 2011, the first of fourteen CAT777 haul trucks arrived on site for introduction to the mining fleet. Also in July, the first of two Bucyrus RH90 excavators arrived on site. By the end of August, eight CAT777 haul trucks and one Bucyrus RH90 excavator were operational at the gold oxide mine. Another six CAT777 and the remaining Bucyrus RH90 excavator were being assembled to be operational at the end of September. This new equipment allowed the Company to increase the daily average of ore placed on the pad from 6,922 in June 2011 to 17,045 tonnes per day in August.

During the quarter, work commenced on the expansion of the adsorption/desorption processing plant and leach pad at La Arena from a capacity of 10,000 tonnes per day to 24,000 tonnes per day. The leach pad is expected to be able to accommodate ore at the rate of 24,000 tonnes per day by mid October and the processing plant is expected to be operating at a treatment capacity of 24,000 tonnes per day by the end of October. Pad expansion will continue into early 2012 to accommodate next year’s pad space requirement.

To date, over a 45 to 60 day period, the Company is achieving approximately 80-85% recovery from run of mine (ROM) leaching. Management estimates that life of mine recoveries will average close to 90%.

Throughout August 1,057 people were employed by the Company and various contractors at the La Arena mine site. Approximately 80% of these people were from the immediate local communities and surrounding areas of the region of La Libertad. Rio Alto´s policy is to promote the training and employment of local people as the major part of the workforce at La Arena.

A total of three lost time incidents have occurred on site since mining began at La Arena in March. A total of 38 man days were lost as a result of these incidents. Safety is a primary focus for management at site and a number of induction and training initiatives have been implemented to reinforce the importance of working safely at La Arena. The project has recently recorded its first 100-day continuous period without a lost time incident.

Geology

There are 2 reverse circulation (“RC”) drilling rigs and 4 diamond drill (“DD”) rigs operating on site testing the sulfide ore body and oxide targets.

Sulphides

During the quarter 4,208 meters of DD core in sixholes were drilled within the sulphide ore body adjacent to the La Arena Gold Oxide Mine and 5,364 meters of RC drilling in seventeen holes were completed on the western limit of the sulphide deposit. The DD drill core is undergoing geotechnical analysis as part of the Company’s sulphide feasibility study. The drill core will be assayed once this work is completed and the assay results of these holes and the sulphide RC holes will be released. Rio Alto intends to drill about 35,000m of DD core within the sulphide deposit as part of the sulphide feasibility study.

Oxides

1,166 meters of RC drilling have been completed in six holes within the newly discovered Astrid oxide zone. Samples are being assayed and the results will be announced in the near future. The Company plans to drill approximately fifty holes for a total of 9,300 meters at Astrid as part of a first phase drilling program.

As previously announced (see press release dated July 20, 2011) Rio Alto´s geologists are working on a new gold oxide resource estimate incorporating the results of RC drilling within and around the Calaorco Pit at the La Arena Gold Oxide Mine.

Due to the positive results achieved from oxide drilling to date, the discovery of the Astrid oxide zone adjacent to the Calaorco pit and the positive grade reconciliation achieved in the mining operations, the Company is evaluating the further expansion of throughput at the La Arena gold oxide project to 36,000 tonnes of ore per day by the end of 2012.

Sulphide Feasibility Study

Rio Alto is pleased to announce that Hatch™ was selected as the lead engineer for the La Arena sulphide feasibility study. Hatch™ is a global multidisciplinary management, engineering and development consultancy providing services to the mining, metallurgical, energy and infrastructure industries. Its group companies have more than 8,000 staff in 65 offices on six continents. Its Lima office is staffed by 75 people. Feasibility study activities initiated during the quarter were to establish the scope of work for the lead engineer and the various other sub-contracting engineers; commence drilling for ore resource and reserve expansion; start geotechnical studies; begin design of a metallurgical test work program and conceptual site layout. Also during the quarter, the Company received the results of a pre-feasibility level tailings deposition plan for the La Arena Sulphide Project completed by Golder Associates.

Management expects that the sulphide feasibility study will be completed in approximately 18 months.

Environment, Permitting and Community

On August 1, 2011, the Company appointed Siegfried Arce to the position of Vice President Environment, Permitting and Community. Mr. Arce has more than 30 years of experience as a geologist, mining engineer and consultant within the mining, power, oil & gas, transportation and government sectors in Peru. From 1998 to 2008, Mr. Arce was the President and General Manager of Golder Associates Peru S.A. and was responsible for growing the company from 2 employees in 1998 to 230 employees in 2008. His principal expertise has been in project management of a wide variety of resource projects in Latin America with a focus on: conceptual project design, site selection studies, scoping studies, feasibility studies, environmental studies, permitting and engineering and construction. Within the mining industry, Mr. Arce has expertise in planning and managing: exploration programs, underground mine development, ore transportation systems, underground mining, and waste management. He has also been involved in the planning and implementation of ore processing control systems including crushing, grinding and flotation and in-line slurry analysis for a number of mining operations in Peru. Mr. Arce’s expertise extends to water supply and hydroelectric project planning from feasibility studies to design and construction management. During his career, Mr. Arce has worked closely with a number of government agencies and in 1992 was an advisor to the Ministry of Energy & Mines in Peru.

Mr. Arce holds a Bachelor of Science Degree in Geological Engineering from the Universidad Nacional Mayor de San Marcos, Peru.

During the quarter, the Company completed the construction of a modern school designed to accommodate approximately 300 children from pre-school to high school age. The Company is advancing a number of community focused activities and is working closely with community leaders in defining and executing a number of initiatives.

The permitting of a mining operation in Peru involves applying for more than 100 different permits during the life of a project. Rio Alto started the permitting process for the La Arena Gold Oxide Project after it received the Environmental Impact Study approval for the project in July 2010. While awaiting for a key permits to be issued, the Company and its various contractors have obtained provisional permissions for the use of reagents, fuel, explosives and mining activities to allow operations at La Arena to commence and continue until final permits are issued. The Company has a team of people led by Mr. Arce in constant dialogue and working with the Ministry of Energy and Mines in fulfilling the permitting requirements.

On July 20, 2011, La Arena SA filed with government authorities an independently prepared mine closure plan in accordance with Peruvian law. If the plan is approved in calendar 2011 Rio Alto will be required to post a reclamation bond of approximately $3.2 million in January 2012.

Enrique Garay, M Sc. P. Geo. (AIG Member), Vice President Geology of Rio Alto, the Company's nominated Qualified Person pursuant to National Instrument 43-101, has read and approved the scientific and technical information disclosed in this news release. For additional information regarding La Arena Oxide Gold Mine and the sulphide project please refer to the Report, a copy of which is available under Rio Alto's SEDAR profile at www.sedar.com.

This news release contains certain forward-looking information including statements concerning the expected timing for achieving a production rate of 24,000 tonnes per day, production expansion target, estimated 2011 gold production, the timing for delivery of production equipment, the expected timing for the release of drilling assays, the expected completion of the sulphide feasibility study, anticipated life-of-mine dump leach recovery, the expected receipt of operating permits and the timing of a new resource estimate for the Calaorco Pit of La Arena Gold Oxide Mine. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile atwww.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & COO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & COO		Alejandra Gomez, Investor Relations
Phone:	+51 1 625 9900	Phone:	+1 604 628 1401
Phone:	+51 99279 4655	Fax:	+1 866 393 4493
Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web:	www.rioaltomining.com

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